Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: (202) 383.0180 F: (202) 637.3593 JamesCain@eversheds-sutherland.com

June 3, 2020

Via EDGAR

Sonia Bednarowski

Dietrich King

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	United States 12 Month Oil Fund, LP

Registration Statement on Form S-1

Filed May 15, 2020

File No. 333-238283

Dear Ms. Bednarowski and Mr. King:

On behalf of the United States 12 Month Oil Fund, LP (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission) in that certain letter dated May 29, 2020, relating to the above referenced Registration Statement (the “Registration Statement”). Each of the Staff’s comments is set forth below in italics followed by the Fund’s response. We are concurrently submitting via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we have included both a clean copy of Amendment No. 1 and a copy marked to show all changes from the version filed on May 15, 2020.

Registration Statement on Form S-1

Risk Factors Involved With An Investment in USL, page 4

1.	Please add a new risk factor that addresses the risks to investors with using the fund as a proxy for investing oil. Specifically address the risks to non-professional investors who are not experienced in investing oil futures and may not have ready access to the types of information that professional investors may have. In this regard, we note your disclosure on page 4 that investment in USL is not a proxy for investing in the oil markets.

Response: We have revised the existing risk factor “An investment in USL is not a proxy for investing in the crude oil markets, and the daily percentage changes in the price of the Benchmark Oil Futures Contract, or the NAV of USL, may not correlate with daily percentage changes in the spot price of crude oil” and made other revisions in the prospectus to address this comment.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

June 3, 2020 Page 2

Correlation Risk

Accountability levels, position limits, and daily price fluctuation limits, page 8

2.	Please update your disclosure in the risk factor on page 8 to disclose the position limits set forth in the April 23, 2020 CME letter, which supersedes the April 16, 2020 letter. In this regard, we note your disclosure on page 16 of your Form 10-Q for the quarter ended March 31, 2020.

Response: We have revised the prospectus to address this comment.

Other Risks

USL and USCF may have additional conflicts of interests, page 14

3.	We note that you are holding and may continue to invest in the same type of oil futures contracts that other USCF funds currently hold and purchase pursuant to their investment strategy. For example, it appears there is overlap between the investments currently held by you and the United States Oil Fund, LP. It also appears that the limits imposed in the CME Letters apply to both of these oil funds. Please address here and throughout whether your investment strategy creates additional actual or potential conflicts of interest with USCF’s other oil funds, describing the conflicts and the material risks they represent to investors.

Response: While there is some overlap between the investments held by the Fund and those held by the United States Oil Fund, LP (“USO”), we believe that the current risk factors address the relevant risks to investors. These risk factors include, among others, Accountability levels, position limits, and daily price fluctuation limits set by the exchanges have the potential to cause tracking error, by limiting USL’s investments, including its ability to fully invest in the Benchmark Oil Futures Contract, which could cause the price of shares to substantially vary from the price of the Benchmark Oil Futures Contract, and USL and USCF may have conflicts of interest, which may permit them to favor their own interests to the detriment of shareholders.

We note that we have revised the conflict of interest risk factor to address potential conflicts of the sort described in your comment and have included a cross reference to the section of the prospectus that addresses in greater detail conflicts of interest, including this risk.  See “Conflicts of Interest” at page 37. As noted in the risk factor, United States Commodity Funds, LLC (“USCF”), and the Fund have no formal policies to resolve conflicts of interest of this type. However, the pursuit by the Fund of its investment objective does not currently create a meaningful conflict of interest with USO as it relates to the imposition of the accountability levels and position limits imposed by the CME because of (i) the Fund’s much smaller asset size as compared to that of USO and the fact that, as a result, the Fund holds far fewer oil futures contracts than USO, and (ii) the Fund’s oil futures contracts holdings are equally apportioned over each of the next consecutive 12 contract months, unlike USO’s holdings, which are concentrated in oil futures contracts that are primarily in oil futures contracts that are in months that are in the front of the futures curve. USCF is able to manage compliance with the CME accountability levels and position limits in a manner that currently does not limit the Fund’s ability to invest in its Benchmark Oil Futures Contracts for the following reasons. First, the Fund holds significantly fewer oil futures contracts in the months that are subject to the CME levels and limits than those held by USO in the same contract months. Second, historically, the Fund has held a relatively small position in each of twelve months of oil futures contracts because of the asset levels of the Fund so that even when the Fund’s holdings are aggregated with USO’s holdings, there has not been an issue with respect to CME levels and limits due to the higher notional level of value of the oil futures markets. Finally, as noted below, the risk mitigation measures imposed by the Fund’s futures commission merchant (“FCM”) on USO but not, as noted below, imposed on the Fund, further reduce the impact on investors of ownership of similar oil futures contracts subject to the CME limits.  As a result, there is no need to include additional disclosure regarding any overlapping investment strategy of the Fund and USO beyond the risk factors and discussions already included in the Fund’s prospectus.

June 3, 2020 Page 3

General

4.	We note your disclosure on page 16 of your Form 10-Q for the quarter ended March 31, 2020 that "[d]ue to evolving market conditions, a change in regulator accountability levels and position limits imposed on USL with respect to its investment in Oil Futures Contracts as discussed in the CME Letters, additional or different risk mitigation measures taken by USL’s FCM with respect to USL acquiring additional Oil Futures contracts, USL intends to invest in other permitted investments, beyond the Benchmark Oil Futures Contract." Please revise the disclosure in your registration statement to describe your current plans, if any, to invest in these "other permitted investments." If you do not have any current plans to change your investment strategy, please disclose this.

Response: The disclosure in the Registration Statement is correct and the Fund will ensure that any disclosure included in Forms 10-Q that it files in the future will be consistent with the Registration Statement disclosure. While the Fund reserves the right to invest in other permitted investments, as disclosed in the Registration Statement, the Fund does not currently plan to invest in investments other than the Benchmark Oil Futures Contracts to pursue its investment objective.

5.	Please describe any constraints placed on you by your FCM and how those constraints impact your ability to invest in the Benchmark Oil Futures Contract or any other oil futures contracts. In this regard, we note your disclosure in your Form 10-Q for the quarter ended March 31, 2020 that addresses risk mitigation measures taken by your FCM with respect to the acquisition of additional oil futures contracts. In addition, please file your agreement with your FCM as an exhibit to the registration statement.

Response: Neither of the Fund’s FCMs have imposed risk mitigation measures that limit the ability of the Fund to acquire additional oil futures contracts. The only such risk mitigation measures have been imposed on USO.

We have also filed as exhibits to the Registration Statement, by incorporation by reference to the relevant previously filed Current Report on Form 8-K, the forms of the Fund’s agreements with its two FCMs.

If you have any questions about the foregoing, please do not hesitate to contact me at (202) 383.0180 or JamesCain@eversheds-sutherland.com.

Sincerely,

/s/ James M. Cain

James M. Cain, a partner

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